United States securities and exchange commission logo





                               March 15, 2021

       Henry Ji, Ph.D.
       Chief Executive Officer
       Sorrento Therapeutics, Inc.
       4955 Directors Place
       San Diego, CA 92121

                                                        Re: Sorrento
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on February
26, 2021
                                                            File No. 333-253646

       Dear Dr. Ji:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 Filed on February 26, 2021

       Cover page

   1. Describe the recent price volatility in your stock and briefly disclose any known risks of investing in your stock
under these circumstances.
   2. Add, for comparison purposes, disclosure of the market price of your common stock prior to the recent price
volatility in your stock. For example, disclose the price at which your stock was trading 18
days prior to your filing.
   3. Describe any recent change in your financial condition or results of operations, such as your earnings, revenues
or other measure of company value that is consistent with the recent change in your
stock price. If no such change to your financial condition or results of operations exists,
disclose that fact. For additional guidance, please refer to Division of
 Henry Ji, Ph.D.
Sorrento Therapeutics, Inc.
March 15, 2021
Page 2
      Corporation Finance's guidance available at:
https://www.sec.gov/corpfin/sample-letter-
      securities-offerings-during-extreme-price-volatility.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kasey Robinson at (202) 551-5880 or Joe McCann at (202) 551-6262
with any questions.



                                                           Sincerely,
FirstName LastNameHenry Ji, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameSorrento Therapeutics, Inc.
                                                           Office of Life
Sciences
March 15, 2021 Page 2
cc:       Jeffrey Hartlin
FirstName LastName